June 29, 2018

VIA EDGAR

Jeffrey Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corium International, Inc. Registration Statement on Form S-3 Filed June 7, 2018 File No. 333-225497

Dear Mr. Gabor:

On behalf of Corium International, Inc. (the “Company”), this letter sets forth the response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 22, 2018 that relates to the Company’s Registration Statement on Form S-3 (File No. 333-225497) filed by the Company with the Commission on June 7, 2018 (the “Registration Statement”). The Staff’s comment is presented in bold italics below.

Form S-3 Filed June 7, 2018

General

1.              Please provide analysis supporting your determination that you are a non-accelerated filer, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, and eligible to use Form S-3. In this regard, we note that (1) your Form 10-K for the fiscal year ended September 30, 2017 disclosed that, as of March 31, 2017, the aggregate market value of your common stock held by non-affiliates was approximately $82.3 million and (2) your Form 10-Qs for the fiscal quarters ended December 31, 2017 and March 31, 2018 appear to have been filed after the due date prescribed for accelerated filers. Please refer to General Instruction A to Form 10-Q and General Instruction I.A.3(b) to Form S-3.

The Company advises the Staff that it has determined that it was a non-accelerated filer as of September 30, 2017 because, as of March 31, 2017 (the “Filer Status Determination Date”), the aggregate market value of its common stock held by non-affiliates was approximately $71.2 million.  The Company further advises the Staff that the number reflected on the cover page of the Company’s Form 10-K for the fiscal year ended September 30, 2017 (the “Form 10-K”) mistakenly failed to account for approximately 2.65 million shares of common stock held by an affiliated stockholder with a market value on the Filer Status Determination Date of approximately $11.1 million.  Accordingly, the Company confirms that it correctly checked the non-accelerated filer box on the cover page of the Form 10-K and also confirms that it has satisfied General Instruction A to Form 10-Q for the periods referenced in the Staff’s comment and General Instruction I.A.3(b) to Form S-3 (as well as all other Form S-3 eligibility requirements) with respect to the Registration Statement.

Securities and Exchange Commission

June 29, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

cc:                                Peter D. Staple, Corium International, Inc.
Robert S. Breuil, Corium International, Inc.
Lara E. Foster, Fenwick & West LLP